UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China 830017

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Chanson International Holding’s Extraordinary General Meeting of Holders of Class A Ordinary Shares

The Extraordinary General Meeting of Holders of Class A Ordinary Shares (the “EGM”) of Chanson International Holding (the “Company”) was held at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, on December 26, 2024, at 9:30 a.m., Eastern Time, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CHSN2024, pursuant to notice duly given.

At the close of business on November 11, 2024, the record date for determining the holders of Class A ordinary shares entitled to receive notice of and to vote at the EGM or any adjournment thereof, there were 21,629,707 Class A ordinary shares issued and outstanding, each entitled to one vote. At the EGM, the Company had shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing approximately 41.87% of the outstanding Class A ordinary shares carrying the right to vote at the EGM, constituting a quorum.

At the EGM, holders of Class A ordinary shares of the Company adopted the following resolution:

It is resolved, as a special resolution in accordance with Article 2.8 of the Company’s current articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each are entitled to cast on a poll being increased from 10 votes to 50 votes for each Class B Ordinary Share they hold is approved (hereinafter, the “Class B Variation”).

The results of the votes at the EGM for the resolution were as follows:

	Resolution	For	Against	Abstain
1	Class B Variation	9,054,749	1,502	218

Results of Chanson International Holding’s 2024 Annual General Meeting of Shareholders

The 2024 Annual General Meeting of Shareholders (the “AGM”) of the Company was held at B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017, on December 26, 2024, at 10:00 a.m., Eastern Time, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CHSN2024, pursuant to notice duly given.

At the close of business on November 11, 2024, the record date for determining the holders of Class A ordinary shares and Class B ordinary shares entitled to receive notice of and to vote at the AGM or any adjournment thereof, there were 21,629,707 Class A ordinary shares issued and outstanding, each entitled to one vote, and 5,670,000 Class B ordinary shares issued and outstanding, each entitled to 10 votes. At the AGM, the Company had shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing approximately 47.89% of the outstanding shares carrying the right to vote at the AGM, constituting a quorum.

At the AGM, shareholders of the Company adopted the following resolutions:

Proposal 1: Will involve shareholders being asked to consider and, if thought fit, separately pass the following ordinary resolutions for the re-election of the Company’s current directors:

RESOLVED AS AN ORDINARY RESOLUTION that Gang Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company (hereinafter, the “Re-election of Gang Li”).

RESOLVED AS AN ORDINARY RESOLUTION that Yong Du be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company (hereinafter, the “Re-election of Yong Du”).

RESOLVED AS AN ORDINARY RESOLUTION that Jie Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company (hereinafter, the “Re-election of Jie Li”).

RESOLVED AS AN ORDINARY RESOLUTION that Shuaiheng Zhang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company (hereinafter, the “Re-election of Shuaiheng Zhang”).

RESOLVED AS AN ORDINARY RESOLUTION that Jin Wang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company (hereinafter, the “Re-election of Jin Wang”).

Proposal 2: RESOLVED AS AN ORDINARY RESOLUTION, that the re-appointment of Assentsure PAC as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2024 be approved, ratified and confirmed (hereinafter, the “Auditor Appointment”).

Proposal 3: RESOLVED AS A SPECIAL RESOLUTION that, subject to the Company receiving consent to the Class B Variation (as defined in the proxy statement) from each class of shareholders in accordance with Article 2.8 of the Company’s current articles of association, the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company’s existing articles of association, to, amongst other things, reflect the Class B Variation and FYE Change (as defined in the proxy statement) (hereinafter, the “Amended Articles Adoption”).

The results of the votes at the AGM for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Re-election of Gang Li	64,104,229	1,446	1
2	Re-election of Yong Du	64,104,229	1,446	1
3	Re-election of Jie Li	64,104,229	1,446	1
4	Re-election of Shuaiheng Zhang	64,104,229	1,446	1
5	Re-election of Jin Wang	64,104,229	1,446	1
6	Auditor Appointment	64,104,393	1,282	1
7	Amended Articles Adoption	64,104,035	1,449	192

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: December 27, 2024	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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